AP
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08026113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number	3235-0123
Expire:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No.
8-53551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boeing Capital Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 NACHES AVENUE SW, 1ST FLOOR
(No. and Street)

Renton (City) Washington (State) 98057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ingrid Sarapuu (425) 965-4000
(Area Code--Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if *individual*, state last, first, *middle name*)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) Washington 98104 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

2/25

BOEING CAPITAL SECURITIES INC.

(SEC I.D. No. 8-53551)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC Document

Boeing Capital Securities Inc.

Financial Statements as of and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Independent Auditors' Report, and Supplemental Report on Internal Control

BOEING CAPITAL SECURITIES INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Boeing Capital Securities Inc.:

We have audited the accompanying statement of financial condition of Boeing Capital Securities Inc. (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Boeing Capital Securities Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of Boeing Capital Securities Inc. as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2008

BOEING CAPITAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH	$ 181,000
ACCOUNTS DUE FROM BOEING CAPITAL CORPORATION	2,741,481
TOTAL	$2,922,481

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY:	
Common stock — $1 par value; 1,000 shares authorized and outstanding	1,000
Capital in excess of par value	161,100
Retained earnings	2,760,381
Total stockholder's equity	2,922,481
TOTAL	$2,922,481

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	$ -
OPERATING EXPENSES	94,210
LOSS BEFORE BENEFIT FOR INCOME TAXES	(94,210)
BENEFIT FOR INCOME TAXES	37,004
NET LOSS	$ (57,206)

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (57,206)
Adjustments to reconcile net loss to net cash provided by operating activities — change in assets and liabilities:	
Accounts due from Boeing Capital Corporation	96,813
Liabilities	(4,607)
Net cash provided by operating activities	35,000
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contributions	
NET INCREASE IN CASH	35,000
CASH:	
Beginning of year	146,000
End of year	$ 181,000

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Capital in Excess of Par	Income Retained for Growth	Total Stockholder's Equity
BALANCE — January 1, 2007	$ 1,000	$ 161,100	$2,817,587	$2,979,687
Capital contributions				-
Net loss			(57,206)	(57,206)
BALANCE — December 31, 2007	$ 1,000	$ 161,100	$2,760,381	$2,922,481

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Boeing Capital Securities Inc. (the Company) is a Delaware corporation directly owned by Boeing Capital Corporation (which in turn is an indirect wholly owned subsidiary of The Boeing Company (Boeing)). The Company engages in the private placement of securities on a best efforts basis to institutional investors and is registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as a broker/dealer. The Company syndicates principally asset-based investments, such as leases and secured loans.

Basis of Presentation — The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change as more information becomes available, which could impact the amounts reported and disclosed herein.

Cash — The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At December 31, 2007, the cash was deposited in a non-interest-bearing checking account with one financial institution.

Revenue Recognition — The Company earns an amount equal to one percent (1%) of the realized sales price or realized transaction value for any sale or financing where the Company acts as the placement agent for such transaction. Revenue is recognized when the transaction is determined to be complete.

Income Taxes — The operations of the Company are included in the consolidated federal income tax return of Boeing Capital Corporation's parent, Boeing. Federal, state, and foreign income taxes are computed at current tax rates, less tax credits. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, plus changes in deferred tax assets and liabilities that (a) arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes and (b) are assumed in connection with intercompany transactions with Boeing. Under an agreement between Boeing and Boeing Capital Corporation, the current provision for state income tax based on an agreed-upon rate is paid to Boeing, and the state income tax deferred asset or liability is carried on Boeing's Consolidated Financial Statements.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return (See Note 3). In conjunction with the adoption of FIN 48, the Company began recording income tax related interest expense and interest income in the Benefit for income taxes in our Operations. In prior periods, such interest income or expense was recorded in Operating expenses. Penalties, if any, will be recorded as a component of income tax expense.

2. RELATIONSHIP AND TRANSACTIONS WITH BOEING CAPITAL CORPORATION

The Company and Boeing Capital Corporation have an Expense Allocation Agreement that requires Boeing Capital Corporation to provide the Company with office space, utilities, computer equipment and systems, and pay employee salaries and other related expenses. Boeing Capital Corporation charges the Company with costs allocated based on a percentage of actual time spent by Boeing Capital Corporation's employees on the Company's business to which an agreed upon overhead rate is applied. For the year ended December 31, 2007, these charges totaled $112,956. All other expenses, including advertising, filing and registration fees, and legal fees, are paid by the Company. All revenue is derived from commissions earned on transactions with Boeing Capital Corporation.

Accounts due from Boeing Capital Corporation in the net amount of $2,741,481 primarily consist of a receivable for commissions earned by the Company, offset by taxes charged by Boeing Capital Corporation for the income that resulted from the Company's operations (see Note 1).

3. INCOME TAXES

The components of the current benefit for taxes on income for the year ended December 31, 2007, were as follows:

Federal	$31,004
State	6,000
	$37,004

Income taxes computed at the United States federal income tax rate and the benefit for taxes on income differ for the year ended December 31, 2007, as follows:

Tax computed at federal statutory rate	$32,973	35.0 %
State income taxes — net of federal tax benefit	2,026	2.2
Other	2,005	2.1
	$37,004	39.3 %

The Company, as part of the consolidated Boeing organization, have completed Internal Revenue Service (IRS) examinations through 2003. Boeing has filed appeals with the IRS for the 1998-2001 and 2002-2003 audit periods. During 2006, Boeing settled the appeal related to McDonnell Douglas Corporation, a subsidiary of Boeing, for 1993 through 1997. The settlement did not have a material adverse effect on our earnings, cash flows and/or financial position.

FASB Interpretation No. 48 — FIN 48 provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The cumulative effect of applying this interpretation did not result in any adjustments to retained earnings as of January 1, 2007.

As of December 31, 2007 and January 1, 2007, the Company did not have any unrecognized tax benefits.

For the year ended December 31, 2007, the Company did not incur any income tax related interest income, interest expense or penalties.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to $5,000. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed a ratio of 15 to 1 of aggregate indebtedness to net capital. At December 31, 2007, the Company had net capital of $181,000 which was $176,000 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

5. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers and Dealers.

* * * * * *

BOEING CAPITAL SECURITIES INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL:	
Stockholder's equity	$2,922,481
Nonallowable assets — accounts due from Boeing Capital Corporation	2,741,481
NET CAPITAL	$ 181,000
COMPUTATION OF AGGREGATE INDEBTEDNESS — Total aggregate indebtedness — total liabilities	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS — Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 176,000
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	- %

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2007, on January 25, 2008. Therefore, no reconciliation of the two computations is necessary.

OATH OR AFFIRMATION

I, Ingrid Sarapuu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of Boeing Capital Securities Inc. (the Company), as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/14/2008
Signature Date

President - BCSI
Title

[signature]
Julia M. Perry
Notary Public

JULIA M. PERRY
COMMISSION EXPIRES
NOTARY
PUBLIC
11-19-08
STATE OF WASHINGTON

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

February 15, 2008

To the Board of Directors and Stockholder of
Boeing Capital Securities Inc.:

In planning and performing our audit of the financial statements of Boeing Capital Securities Inc. (the Company) as of and for the year ended December 31, 2007 (on which we issued our report date February 15, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements with not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identity any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END